UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PAETEC HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

695459 10 7

(CUSIP Number)

Mary K. O’Connell

Senior Vice President, General Counsel and Secretary

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, NY 14450

(585) 340-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 695459 10 7
1.	Names of Reporting Persons. Arunas A. Chesonis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,559,451 shares of Common Stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,559,451 shares of Common Stock (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,559,451 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 8,030,916 outstanding shares of Common Stock held directly by the Reporting Person and (ii) 528,535 shares of Common Stock which are subject to options exercisable by the Reporting Person within 60 days of May 14, 2010.

(2)	Based upon a total of 146,217,008 shares of Common Stock outstanding as of May 3, 2010 as reported in the Quarterly Report on Form 10-Q of PAETEC Holding Corp. for the quarterly period ended March 31, 2010.

This Amendment No. 4 (this “Amendment”) supplements and amends the Schedule 13D originally filed on March 12, 2007 (the “Original Schedule 13D”) and amended by Amendment No. 1 thereto on June 4, 2007, by Amendment No. 2 thereto on September 20, 2007 and by Amendment No. 3 thereto on December 17, 2009, and is being filed by Arunas A. Chesonis (the “Reporting Person”). This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of PAETEC Holding Corp., a Delaware corporation (the “Issuer”).

Unless otherwise defined, capitalized terms used in this Amendment No. 4 have the meanings given to those terms in the Original Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 is hereby supplemented as follows:

(a)    On May 13, 2010, the Reporting Person entered into a prearranged trading plan with a broker-dealer to sell and otherwise transfer by gift shares of the Common Stock. The trading plan contains customary terms and conditions intended to comply with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934. The trading plan provides for the Reporting Person’s sale of up to 2,000,000 shares of the Common Stock, and his transfer by gift of up to 575,000 shares of the Common Stock, during specified periods occurring between May 2010 and December 2011. Any sales made pursuant to the trading plan will be based on share amounts and other conditions specified in the plan.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)    As of May 14, 2010, the Reporting Person is the beneficial owner of 8,559,451 shares of Common Stock, which represent approximately 5.8% of the shares of Common Stock outstanding as of May 3, 2010. The shares of Common Stock beneficially owned by the Reporting Person include 8,030,916 outstanding shares held directly by the Reporting Person and 528,535 shares that are subject to outstanding options, all of which are exercisable within 60 days of May 14, 2010.

(b)    The Reporting Person has:

(i)	sole power to vote or direct the vote of 8,559,451 shares of Common Stock;

(ii)	shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)	sole power to dispose or direct the disposition of 8,559,451 shares of Common Stock;

(iv)	shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c)    During the past sixty days, the following transactions in the Common Stock were effected by the Reporting Person:

(1)    On March 25, 2010, 4,688 shares of Common Stock were delivered to the Reporting Person pursuant to the vesting of restricted stock units previously granted to the Reporting Person pursuant to the Issuer’s stock incentive plan, and 2,812 shares were withheld by the Issuer to satisfy tax obligations related to such vesting. The closing price of the Common Stock on such date as reported on the NASDAQ Global Select Market was $4.58.

(2)    On March 26, 2010, the Reporting Person received awards pursuant to the Issuer’s stock incentive plan of (a) restricted stock units for 100,000 shares of Common Stock which will vest in four equal annual installments beginning on March 26, 2011, subject to the Issuer attaining a specified percentage increase in the Issuer’s stock price in the first year, (b) restricted stock units for 50,000 shares of Common Stock which will vest in three equal annual installments beginning on March 26, 2011, subject to the satisfaction of other specified performance conditions, and (c) options to purchase 50,000 shares for an exercise price of $4.59 per share which will vest in four equal annual installments beginning on March 26, 2011. The closing price of the Common Stock on such date as reported on the NASDAQ Global Select Market was $4.59.

(d)    Not applicable.

(e)    Not applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

As described in Item 4, the Reporting Person has adopted a prearranged trading plan to sell and otherwise transfer by gift shares of the Common Stock. The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

The Reporting Person has entered into a pledge agreement with an unaffiliated lender to secure a loan made by such lender to an entity (the “Entity”) wholly owned by the Reporting Person. The Reporting Person personally guaranteed the loan. On May 13, 2010, the Reporting Person entered into a pledged collateral account control agreement relating to 350,000 shares of Common Stock owned directly by the Reporting Person which will serve as collateral to secure the Entity’s obligations and the Reporting Person’s guaranty of the loan. The loan documents contain standard default and similar provisions which would, in specified circumstances, afford the lender a right to assume ownership of the pledged shares.

SIGNATURES

After responsible inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2010

By:	/s/ Arunas A. Chesonis
Name: Arunas A. Chesonis Title: Chairman, President and Chief Executive Officer, PAETEC Holding Corp.

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